UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

    Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: Be Belong Group Corp

Legal status of issuer:

    Form: Corporation_____

    Jurisdiction of Incorporation/Organization: Delaware

    Date of organization: 02/05/2025

Physical address of issuer: 323 Sunny Isles Blvd 7th Floor, Sunny Isles Beach, FL 33160

Website of issue : https://bebelong.life/

Is there a co-issuer? _____ yes _X_ no. If yes,

Name of co-issuer: _____

Legal status of co-issuer:

    Form: _____

    Jurisdiction of Incorporation/Organization: _____

    Date of organization: _____

Physical address of co-issuer: _____

Website of co-issuer: _____

Name of intermediary through which the offering will be conducted: *FundingHope, LLC*

CIK number of intermediary: <u>0001940213</u>

 SEC file number of intermediary: <u>007-00380</u>

CRD number, if applicable, of intermediary: 324064

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

4% of capital raised during the offering plus pass-through and transactional fees charged to FundingHope by third-party vendors. Fees are paid only if the campaign is successful.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

FundingHope has no direct or indirect interest in Be Belong Group Corp

Type of security offered: *SAFE*

Target number of securities to be offered: 1.2 Million

Price (or method for determining price): *$1.00*

Target offering amount: *110K*

Oversubscriptions accepted: x   Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis x First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): *$1,200,000*

Deadline to reach the target offering amount: *The offering will close on August 31, 2025*

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: *Be Belong Group Corp has 10 full-time employees*

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

Explanation: Be Belong is a new company. Please refer to the attached reviewed financial statements.

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

Securities will be offered in all U.S. jurisdictions where Regulation Crowdfunding applies.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

  If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of

Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and





selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Issuer) By

Signed by: Gabe Bar
7FBE7C71A7B248A...

CEO

Gabe Bar, CEO, Be Belong Group Corp.
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by: 331B04A1F4994C0...	Signed by: Shani Bar 55B4338EB6474B5...	Signed by: 1D33D4D8D593456...
Bella Cohen	Shani Bar	Albert Li
CRO	President	Director
4/17/2025	4/17/2025	4/17/2025

(Signature) Signed by: Gabe Bar
7FBE7C71A7B248A...

Gabe Bar, CEO, Be Belong Group Corp

(Title) CEO

(Date) 4/17/2025

Instructions.

1. The Form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the Form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the Form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: ___Be Belong Group Corp___

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __Gabriel Bar Shany__ Dates of Board Service: ____02/05/2025____

    Principal Occupation: __CEO, CTO, Secretary__

    Employer: __Be Belong__ Dates of Service: __02/05/2025__

    Employer's principal business: __Technology__

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: CEO, CTO, Secretary. Dates of Service: 02/05/2025_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: __Magic Soft Group__

    Employer's principal business: __Technology Consulting__

    Title: __CTO__ Dates of Service: __08/04/2022__

    Responsibilities: __Driving technical strategy, ensuring tech alignment with business goals__

    Employer: Self-employed_____

    Employer's principal business: Consulting_____

    Title: _____ Dates of Service: 1/2022 - present__

    Responsibilities: _____

Name: ___Bella Cohen___ Dates of Board Service: ___02/05/2025___

    Principal Occupation: ___CRO___

    Employer: ___Be Belong___ Dates of Service: ___03/13/2025___

    Employer's principal business: ___Technology___

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: CRO___ Dates of Service: 03/13/2025___

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: ___Igo Tech LLC___

    Employer's principal business: ___

    Title: ___CEO___ Dates of Service: ___2019-2023___

    Responsibilities: ___

Name: ___Albert Li___ Dates of Board Service: ___3/13/2025___

    Principal Occupation: ___Real estate and commercial lending___

    Employer: ___Self-employed___ Dates of Service: ___June 2022-present___

    Employer's principal business: ___Real estate and commercial lending___

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: ___Self-employed (Infinite Capital, Artis Commercial Capital, CommLoan)___

    Employer's principal business: ___Real estate and commercial lending___

    Title: ___Principal___ Dates of Service: ___June 2022-present___

    Responsibilities: ___Head of business___

    Employer: Regions Bank___

    Employer's principal business: Banking and international finance___

Title: Senior Vice President, global trade finance_____

Dates of Service: Sep 2013-July 2022_____ Responsibilities: trade   finance,

working capital, supply chain finance_____

Name: ___Shani Bar Shany_____ Dates of Board Service: _____02/05/2025_____

Principal Occupation: ___President_____

Employer: ___Be Belong_____ Dates of Service: ___02/05/2025_____

Employer's principal business: ___Technology_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President_____ Dates of Service: 02/05/2025_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ___Magic Soft Group_____

Employer's principal business: ___Technology Consulting_____

Title: ___CEO_____ Dates of Service: ___08/04/2022_____

Responsibilities: ___Managing the business, building a team_____

Employer: Infinite Capital_____

Employer's principal business: Commercial and real-estate lending_____

_____ Title: CRO_____

Dates of Service: 6/2023 - present_____ Responsibilities: Sales

Employer: DealEstate

Employer's principal business: multifamily real estate syndication

Title: CEO, director   Dates of Service: 1/2023 - present

Responsibilities: Running syndication deals

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

All officers are already listed under "Directors."

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gabriel Bar Shany	5,668,000 common shares	28.34 %
Shani Bar Shany	5,666,000 common shares	28.33 %
Bella Cohen	5,666,000 common shares	28.33 %
		%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview

Be Belong is a revolutionary residence experience platform that redefines multi-family living by connecting tenants and property owners with cutting-edge technology. Our platform integrates blockchain tokenization, enabling fractional ownership and unlocking new investment opportunities. Be Belong is shaping the future of modern, connected living—where everyone, from tenants to landlords, benefits from a more efficient, profitable, and engaging multi-family experience.

Our Solution: A Three-Pillar Approach

1. **Resident Engagement via Social-Media Features**
   - Fosters meaningful connections between residents
   - Creates a genuine sense of belonging
   - Increases tenant satisfaction and retention
   - Transforming properties from mere living spaces to vibrant communities
2. **Blockchain**
   - Enables fractional ownership through property tokenization
   - Democratizes real estate investment
   - Addresses a **$2.7B** tokenization market projected to reach **$16T by 2030**
3. **Property Management**
   - Provides personalized offerings to enhance engagement and retention.
   - Generates new revenue streams through monetized advertising and classifieds.
   - Optimizes operational efficiency to reduce costs and maximize NOI.

Industry & Market Opportunity

1. **High Resident Turnover**
   55% of tenants move yearly due to a lack of community, better living conditions, or job-related reasons. This high turnover increases costs for property owners and disrupts resident stability.
2. **Property Owners Struggling to Maximize Net Operating Income (NOI):** Constant turnover leads to increased vacancy rates, operational inefficiencies, and higher acquisition costs. Traditional property management lacks innovative tools to enhance retention and resident satisfaction.
3. **Limited Access to Real Estate Investment Opportunities:** 96% of renters aspire to homeownership, yet 51% of non-homeowners worry they'll never achieve it. Due to financial barriers, traditional real estate investment remains out of reach for many.

Our target customers include:

- **Property Owners**
- **Tenants**

Competitive Advantage:

- **Proven Team**: 10,000+ units acquired, deep industry expertise

- **Proven NOI Enhancement**: Our platform increases property NOI through higher retention rates, optimized amenities, and non-traditional revenue generation
- **Dual-Sided Value Creation**: This simultaneously enhances the resident experience and property performance
- **First-Mover Advantage**: Pioneering the intersection of prop-tech, community building, and tokenized ownership

Business Model & Revenue Strategy:

The Be Belong platform enables tenants to purchase tokens representing fractions of apartment units, and also provides a social-media platform for organizing community events, marketplace, social organization and meetups among tenants, and clubs.

Our revenue will come from three main channels: (i) initial setup fees for each apartment building that joins the platform; (ii) advertising spend via the social-media features of our platform, targeted to tenants of the buildings; and (iii) fees derived from apartment tokenization. In broad strokes, we expect that our revenue will mostly derive from advertising until roughly the middle of 2027; as the platform matures and more tenants participate in tokenization, about two-thirds of our revenue would come from advertising spend, and a third of our revenue from tokenization fees.

We project zero revenue during 2025, for a net loss of about $2.2 million; about $7.7 million in revenue during 2026, achieving net profitability by the end of the year; about $23 million in revenue during 2027, with a pre-tax profit of about $3.6 million; about $44 million in revenue during 2028, with a pre-tax profit of about $7 million; and continued growth in the future.

Future Growth & Expansion Plan:

Our main growth strategy is through signing up multifamily property owners. We measure our reach in terms of apartment buildings; each building has a flat setup charge, though ultimately revenue will be related to the number of residents.

We anticipate signing up over 20 buildings on a trial basis by the end of 2025, growing to over 600 by the end of 2029.

How Investment Funds Will Support Growth

Expense	Percentage
Office & Admin	10%
Legal & Compliance	15%
Development & Hosting	10%
Marketing - HR	8%

Sales	16%
Tech Support	10%
Marketing	25%
Customer Support	6%

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, along with all other information in this Form C, before making an investment decision. The risks and uncertainties described here are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such a case, you may lose part or all of your investment.

1. Early-Stage Company with Limited Operating History

We are a newly formed company with no operating history. As a result, we have limited historical financial data and may face challenges in executing our business plan. Investors should be aware that our lack of operating history increases the uncertainty associated with our financial projections and business prospects.

2. No Assurance of Profitability

We may not generate sufficient revenue to become profitable. Even if we achieve profitability, we may not sustain profitability over the long term. If we fail to generate adequate revenue, we may need to raise additional capital, which may dilute existing shareholders.

3. Regulatory and Compliance Risks

Our business is subject to various federal, state, and local regulations. Failure to comply with applicable laws and regulations could result in legal liability, fines, penalties, or operational restrictions that could negatively impact our business. In particular, we are relying on various licensed third-party providers for the money-transmission and blockchain tokenization aspects of our platform. Regulatory changes or changes in the operations of our providers could require us to take on significant compliance burdens.

4. Economic and Market Risks

Economic downturns, inflation, and other market conditions may affect consumer spending, investor interest, and our ability to raise capital. Unfavorable economic conditions could reduce demand for our products and services and impact our financial stability.

5. Lack of Liquidity for Investors

Securities purchased in this offering are subject to transfer restrictions, and there is no active secondary market for our securities. As a result, investors may not be able to sell their shares quickly or at an acceptable price.

6. Risks Related to Key Personnel

Our success depends on the experience and efforts of our management team. The loss of key personnel, or the inability to attract and retain qualified employees, could disrupt our business and hinder our growth.

7. Uncertain Future and Business Execution Risks

There is no guarantee that we will execute our business strategy as planned. Unforeseen challenges, operational delays, or changes in the business environment could impact our ability to achieve the expected growth and returns for investors.

8.   Investors Have Little Control

Because investors in this offering will have a minority of shares, and the majority shareholders are members of the Board of Directors, the Board could govern without significant input from investors in this offering, subject to applicable law.

THE OFFERING

9. What is the purpose of this offering?

   A: To deploy the Be Belong Tech Stack throughout the multifamily apartment buildings and property management.

   B: To continue streamlining the Be Belong App development and interface with existing property management

   c: To facilitate a token environment for multifamily property.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$110,000	$1,200,000
Less: Offering Expenses	$4400	$48,000
Net Proceeds	$105,600	$1,152,000
Use of Net Proceeds		
Marketing Including Staff	$36,000	$403,200
Tech Development - Staff	$56,000	145,400
Sales & G&A	$13,600	$603,400
Total Use of Net Proceeds	$105,600	$1,152,000

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

   Yes, Be Belong Group Corp used social media and an email campaign under Rule 241 to gauge investor interest. See attached materials.

   (b) How will the issuer complete the transaction and deliver securities to the investors?

   Upon completing this offering on FundingHope, investors will receive their executed SAFEs in electronic form, and ownership of the SAFEs will be recorded by the Company in book-entry form.

12. How can an investor cancel an investment commitment?

Investors can cancel their investment commitment at any time until 48 hours before the offering deadline through the FundingHope platform. If the target offering amount is met before the deadline, the issuer may choose to close the offering early, but investors will receive a five-business-day notice before the new deadline. In the event of a material change to the offering, investors will have the option to reconfirm or cancel their investment commitment. If an investor does not reconfirm, their commitment will be automatically canceled, and their funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

      The SAFEs convert into common stock during the next financing round in which equity is sold, at a maximum pre-money valuation cap of $20,480,000, which is a 20% discount off the Company's most recent appraised value of $25.6 million. What this means is that if the round values the company at $20,480,000 or less, your SAFE will convert into shares at the same per-share price as investors in the round; but if the round values the company at more than $20,480,000, your SAFE will convert at a price per share as if the valuation were $20,480,000, giving you a discount on the price.

      Note that the SAFE has a pre-money valuation cap of $20,480,000 and does not have a discount rate to the offering price. The SAFE does not contain any "MFN clause," meaning that investors do not have any protections if the Company offers future SAFEs or other securities at more attractive terms than the SAFE being offered here.

14. Do the securities offered have voting rights? ☐ Yes X No

15. Legal Proceedings - There are two ongoing legal proceedings involving current officers of the company. Based on current knowledge, these proceedings are not expected to have a material adverse effect on the company's operations or the individuals' ability to continue in their roles. The company is not a party to either proceeding.

16. Are there any limitations on any voting or other rights identified above? ☐ Yes X No

Explain: _____

17. How may the terms of the securities being offered be modified?

Note that the Company has authorized 50 million shares, and has only allocated 20 million thus far. If the Company issues additional shares, that will alter the percentage of the Company represented by SAFE holders' prospective share holdings. However, this by itself will not alter the value of your SAFE or the shares the SAFE would convert into, assuming that the capitalization of the Company grows proportionally to such new share issue.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

      (1) to the issuer;

      (2) to an accredited investor;

      (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably

believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

18. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	50 million	18 million	Yes	☐ Yes ☐ No Specify: _____
Other:				
Stock options via employee incentive plan	2 million shares	240,000 shares	No	Yes Specify: _____
_____	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____

19. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Only through issuance of additional common shares, which would dilute implied voting power.

20. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? No

21. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders have no additional rights beyond their rights as common shareholders and their powers as board members. They have the power as board members to issue additional shares.

22. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are valued based on an independent valuation conducted by the company. This valuation considered factors such as projected growth and intellectual property. The company has determined a pre-money valuation of $20 million, resulting in a pre-money per-share price of $1.

23. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Investors purchasing securities in this offering will be minority shareholders upon conversion of the SAFEs, meaning they will have limited influence on company decisions. The company's founders and early investors currently control 85% of voting shares, allowing them to make strategic decisions without minority investor approval. Additionally, if the company raises further capital, existing shareholders may experience dilution of their ownership percentage.

24. What are the risks to purchasers associated with corporate actions, including:

        a. additional issuances of securities,

        b. issuer repurchases of securities,

        c. a sale of the issuer or of assets of the issuer or

        d. transactions with related parties?

Future funding rounds may issue new securities at a higher or lower valuation, potentially diluting existing Investors' percentage or any other rights or economic Value in the issuer. Additionally, the Company provides services to owners of rental real estate, and will likely provide such services to some of the founding investors and advisors; while the Company has a Related Party Transaction Policy requiring approval by disinterested board members for conflicted transactions, the risk remains that the Company may ignore this Policy and that the terms of such services may be unfavorable to the Company and its investors in favor of the related parties.

25. Describe the material terms of any indebtedness of the issuer: **NONE**

26. What other exempt offerings has the issuer conducted within the past three years? **NONE**

27. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  (1) any director or officer of the issuer;

  (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

  (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

  (4) any immediate family member of any of the foregoing persons.

NO

FINANCIAL CONDITION OF THE ISSUER

28. Does the issuer have an operating history? ☐ Yes X No

29. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The Company expects that the bulk of its expenses will be in marketing and sales, with roughly a quarter of expenses devoted to developing the technology platform during 2025. We anticipate that we will sign up several apartment buildings on a trial basis during 2025, with the first paying customers signing on in Q1 2026. We anticipate over 100 apartment buildings by the end of 2026, over 250 by the end of 2027, and over 400 by the end of 2028.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

30. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CPA-reviewed financials

31. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

NO TO ALL

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☐ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☐ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☐ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☐ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☐ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☐ No

(C) engaging in savings association or credit union activities? ☐ Yes ☐ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☐ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☐ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☐ No

(ii) Section 5 of the Securities Act? ☐ Yes ☐ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☐ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☐ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☐ No

If Yes, explain: __

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

32. In addition to the information expressly required to be included in this Form, include:

>   (1) any other material information presented to investors; and

>   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

No other material information must be disclosed, other than what is included here and what is attached as exhibits.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://bebelong.life/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT INDEX

Exhibit A: Reviewed Financial Statement

Exhibit B: Form of SAFE

Exhibit C: Testing-The-Waters Materials

Exhibit D: Company Cap Table

Signed by: 331B04A1F4994C0... Bella Cohen

Signed by: Shani Bar 55B4338EB6474B5... Shani Bar

Signed by: 1D33D4D8D593456... Albert Li

Signed by: Gabe Bar 7FBE7C71A7B248A... Gabe Bar